Exhibit 99.1
ICON Announces appointment of new Chief Financial Officer
Dublin, Ireland – 14th August 2024 – ICON plc (NASDAQ: ICLR), a world-leading healthcare intelligence and clinical research organisation, today announced the appointment of Nigel Clerkin as its new Chief Financial Officer (CFO).
Nigel brings extensive experience and capability to the role of CFO. He commenced his career with KPMG, before joining Elan Corporation where he held a number of roles of increasing responsibility over a fifteen-year career, culminating in the role of group CFO in 2011, which he held until 2014. Nigel then moved to be CFO at ConvaTec, a global medical and technologies company, before becoming UDG Healthcare’s CFO in 2018. During his tenure with UDG, he led substantial change and improvement programmes and oversaw strong financial growth across multiple business lines. Most recently, Nigel was CFO at LetsGetChecked, a global provider of at-home healthcare services.
Nigel has a long tenure and a strong track record of success as CFO in a number of large organisations in the life sciences and healthcare services industry. He has successfully led and supported the financial growth of a number of organisations and has a strong background as a CFO of a public company with significant experience in M&A as well as financial processes and systems enhancement.
Nigel holds a Bachelor of Science (Accounting) degree and a Master of Accounting degree from Queen’s University Belfast and is also a qualified chartered accountant and a fellow of Chartered Accountants Ireland.
Nigel will be based in ICON’s Dublin office and will join ICON early in quarter four this year.
“I am pleased to announce Nigel’s appointment as ICON’s next CFO,” said Steve Cutler, ICON’s CEO. “His vast experience as a CFO across a number of life science and healthcare service organisations will bring valuable experience, insights and new perspectives to the role. I look forward to working with Nigel in the years ahead as ICON continues to grow and become the healthcare intelligence partner of choice for all of our customers. Finally, I would also like to thank our outgoing CFO, Brendan Brennan, for his significant contribution to ICON over the past 18 years and wish him further success in the future.”
“It is a privilege to have been selected to be ICON’s next CFO,” said Nigel Clerkin. “ICON is a company I have long admired and respected and I have been continuously impressed with the company’s performance and continuing growth as a market leader within the CRO industry. I look forward to working with the ICON Executive team and working closely with the strong talent across the organisation particularly within the finance team, to continue ICON’s growth and success into the future.”
About ICON plc
ICON plc is a world-leading healthcare intelligence and clinical research organisation. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organisations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 41,100 employees in 97 locations in 55 countries as at June 30, 2024. For further information about ICON, visit: www.iconplc.com.

This press release contains forward-looking statements, including statements about our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

Source: ICON plc
Contact:
Kate Haven Vice President Investor Relations +1 888 381 7923
All at ICON
ICON/ICLR-F